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                      May 3, 2021

       Andrea J. Young
       Chief Financial Officer
       UNITED GUARDIAN INC
       230 Marcus Blvd.
       Hauppauge, NY 11788

                                                        Re: UNITED GUARDIAN INC
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020

       Dear Ms. Young:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences